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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

DCP MIDSTREAM, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

23311P100
(CUSIP Number)

Brent L. Backes
370 17th Street, Suite 2500
Denver, Colorado 80202
Tel: (303) 633-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 23311P100
1	NAMES OF REPORTING PERSONS DCP Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,874,908 Common Units
	8	SHARED VOTING POWER 1,887,618 Common Units
	9	SOLE DISPOSITIVE POWER 50,874,908 Common Units
	10	SHARED DISPOSITIVE POWER 1,887,618 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,762,526 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; OO — limited liability company

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CUSIP No. 23311P100
1	NAMES OF REPORTING PERSONS DCP LP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 0 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

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EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) is being filed solely to report beneficial ownership of the Common Units distributed by Holdings to Midstream on December 31, 2016 and Common Units acquired by Midstream from the Partnership on January 1, 2017, each as described in further detail in Item 3 herein. The distribution and acquisition by the Reporting Persons of the Common Units described herein was previously disclosed in Form 4 statements filed by the Reporting Persons on January 4, 2017 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in a Current Report on Form 8-K filed by the Partnership on January 6, 2017 pursuant to Section 13 of the Exchange Act. All capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the previously filed Schedule 13D, as amended. Only those items of the original Schedule 13D, as amended, that are being changed hereby are included herein, and each such changed item that is included in this Amendment No. 9 is restated in its entirety as amended hereby.
Item 1. Security and Issuer.
The class of equity securities to which this schedule relates is the common units representing limited partner interests (the "Common Units") of the issuer, DCP Midstream, LP (formerly known as DCP Midstream Partners, LP) (the "Partnership"). The address of the principal executive office of the Partnership is 370 17th Street, Suite 2500, Denver, Colorado 80202.
Item 2. Identity and Background.

(a)	Name of Persons Filing this Statement:

(1)
DCP Midstream, LLC, a Delaware limited liability company (“Midstream”), prior to January 1, 2017, served as the managing member of Holdings (as defined below). Midstream is the sole member of DCP Midstream GP, LLC (“GP LLC”), the general partner of the DCP Midstream GP, LP (the "General Partner”), the general partner of the Partnership.

(2)	DCP LP Holdings, LLC, a Delaware limited liability company (“Holdings” and together with Midstream, the “Reporting Persons”).

(b)	Principal Business Address and Principal Office Address of Reporting Persons:
The principal business address and principal office address of the Reporting Persons is 370 17th Street, Suite 2500, Denver, Colorado 80202.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of Midstream is to own, directly or indirectly, equity interests in GP LLC, the General Partner and the Partnership.

(2)
The principal business of Holdings is to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Limited Liability Company Act.

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Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the executive officers and directors of Midstream (the “Listed Persons”) is as follows:

Name	Business Address	Position	Principal Occupation	Amount Beneficially Owned
Wouter T. van Kempen	*	Chairman of the Board, President, and Chief Executive Officer	**	2,540***
Brent L. Backes	*	Group Vice President, General Counsel, and Corporate Secretary	**	10,406***
Donald A. Baldridge	*	President	**	10,688***
Brian S. Frederick	*	President	**	5,500***
Sean P. O’Brien	*	Group Vice President and Chief Financial Officer	**	0
Gregory L. Ebel	*	Director	President and Chief Executive Officer, Spectra Energy Corp	0
John Patrick Reddy	*	Director	Chief Financial Officer, Spectra Energy Corp	0
Greg C. Garland	*	Director	Chairman and Chief Executive Officer, Phillips 66	0
Kevin J. Mitchell	*	Director	Executive Vice President and Chief Financial Officer, Phillips 66	3,000

*	The principal business address and principal office address of the executive officers and directors listed above is 370 17th Street, Suite 2500, Denver, Colorado 80202.

**	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of Midstream.
***    Less than 1%.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a U.S. citizen. Mr. van Kempen is a dual citizen of the U.S. and the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Contribution (as defined below), Midstream served as the managing member of Holdings and may have been deemed to beneficially own indirectly the Common Units that were directly held by Holdings prior to the Distribution (as defined below). Midstream continues to be the sole member of GP LLC, the general partner of the

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General Partner, and, as such, may be deemed to beneficially own indirectly the Common Units held by the General Partner.

On July 2, 2007, the Partnership issued 620,404 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with Midstream’s contribution of certain equity interests to affiliates of the Partnership.

On July 2, 2007, due to changes in certain New York Stock Exchange regulations, 200,312 Class C Units, issued in November 2006 as partial consideration for the contribution of certain equity interests to the Partnership, converted into 200,312 Common Units.

On August 29, 2007, the Partnership issued 275,735 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with the acquisition of certain equity interests from an affiliate of Midstream.

Due to the satisfaction of certain subordination tests described in the Partnership’s Registration Statement on Form S-1, which is incorporated herein by reference (the “Registration Statement”), and in the Partnership’s Second Amended and Restated Agreement of Limited Partnership dated November 1, 2006, which is incorporated herein by reference to Exhibit 3.1 (the “Partnership Agreement”), on February 18, 2008, 50% of the subordinated units representing limited partner interests of the Partnership (“Subordinated Units”) then held by Holdings (or 3,571,428 Subordinated Units) converted into 3,571,428 Common Units.

Due to the satisfaction of certain subordination tests described in the Registration Statement and in the Partnership Agreement, as amended by Amendment No. 1 thereto dated April 11, 2008, which is incorporated herein by reference to Exhibit 4.1, on February 17, 2009, the remaining 50% of the Subordinated Units then held by Holdings (or 3,571,429 Subordinated Units) converted into 3,571,429 Common Units.

On April 1, 2009, the Partnership issued 3,231,750 Class D Units representing limited partner interests (“Class D Units”) to Holdings and 268,250 Class D Units to the General Partner, in exchange for an additional 25.1% limited liability company interest in DCP East Texas Holdings, LLC (“East Texas”), pursuant to the Contribution Agreement dated February 24, 2009, which is incorporated herein by reference to Exhibit 10.4. On August 17, 2009, the Class D Units converted into Common Units on a one-for-one basis pursuant to the Partnership Agreement, as amended by Amendment No. 2 thereto dated April 1, 2009, which is incorporated herein by reference to Exhibit 3.3 (the “Second Amendment”).

On January 3, 2012, the Partnership issued 427,520 Common Units to Holdings and 300,000 Common units to the General Partner as partial consideration for the remaining 49.9% limited liability company interest in East Texas pursuant to the Contribution Agreement dated November 4, 2011 among Holdings, the General Partner, Midstream and the Partnership, which is incorporated herein by reference to Exhibit 10.7.

On March 30, 2012, the Partnership issued 1,000,417 Common Units to Holdings as partial consideration for the remaining 66.67% partnership interest in DCP Southeast Texas Holdings, GP (“Southeast Texas”) pursuant to the Contribution Agreement dated February 27, 2012 among Holdings, Midstream and the Partnership, as amended, which is incorporated herein by reference to Exhibit 10.8.

On July 2, 2012, the Partnership issued 1,536,098 Common Units to Holdings as partial consideration for all membership interests in DCP Partners MB I, LLC and DCP Partners MB II, LLC (the “Mont Belvieu Fracs”) pursuant to the Contribution Agreement dated June 25, 2012 among Holdings, Midstream and the Partnership, which is incorporated herein by reference to Exhibit 10.9.

On November 2, 2012, the Partnership issued 1,592,663 Common Units to Holdings and 320,000 Common Units to the General Partner as partial consideration for 33.33% of the partnership interests in DCP SC Texas GP (the “Eagle Ford Joint Venture”) pursuant to the Contribution Agreement dated November 2, 2012 among Holdings, the General Partner, Midstream and the Partnership, which is incorporated herein by reference to Exhibit 10.10.

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On March 28, 2013, the Partnership issued 2,789,739 Common Units to Holdings as partial consideration for an additional 46.67% partnership interest in the Eagle Ford Joint Venture pursuant to the Contribution Agreement dated February 27, 2013 among Holdings, Midstream and the Partnership, as amended, which is incorporated herein by reference to Exhibit 10.11.

On March 31, 2014, the Partnership issued 2,098,674 Common Units to Midstream, 1,399,116 Common Units to Holdings, and 999,368 Common Units to the General Partner as partial consideration for (i) a 33.33% membership interest in each of two separate NGL pipeline entities, DCP Southern Hills Pipeline, LLC (“Southern Hills”) and DCP Sand Hills Pipeline, LLC (“Sand Hills”), and (ii) the remaining 20% interest in the Eagle Ford Joint Venture pursuant to the Contribution Agreement dated February 25, 2014 among Holdings, the General Partner, Midstream and the Partnership, as amended, which is incorporated herein by reference to Exhibit 10.12.

On December 31, 2016, prior to and in connection with the Contribution (as defined below), the Reporting Persons entered into an agreement whereby Holdings distributed (the “Distribution”) all of its 20,223,754 Common Units to Midstream, its managing member at the time. As a result of the Distribution, Holdings ceased to beneficially own any securities of the Partnership.

On January 1, 2017, in connection with the closing of the transactions (the “Contribution”) contemplated pursuant to the Contribution Agreement (the “Contribution Agreement”), dated December 30, 2016, among Midstream, the Partnership, and DCP Midstream Operating, LP (the “Operating Partnership”), the Partnership issued 28,552,480 Common Units to Midstream and 2,550,644 General Partner Units to the General Partner (collectively, the “Unit Consideration”) as consideration for Midstream contributing its ownership interests in all of its subsidiaries owning operating assets and $424 million in cash to the Operating Partnership. The Contribution Agreement is incorporated herein by reference to Exhibit 10.13.

Item 4. Purpose of Transaction.

Midstream acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

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(j)
Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D/A, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D/A (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional Common Units of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of Common Units of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	(1) Midstream is the direct beneficial owner of 50,874,908 Common Units, representing approximately 35.5% of the Common Units outstanding as of January 1, 2017.

(2)	Holdings is the direct beneficial owner of 0 Common Units, representing approximately 0.0% of the Common Units outstanding as of January 1, 2017.

(3)
In its capacity as the sole member of GP LLC, the general partner of the General Partner Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of 1,887,618 Common Units held directly by the General Partner representing approximately 1.3% of the Common Units outstanding as of January 1, 2017.

(4)	The information provided in response to Item 2 regarding the aggregate number and percentage of Common Units beneficially owned by the Listed Persons is incorporated by reference herein.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	Not applicable.

(d)
The Reporting Persons have the right to receive distributions made with respect to, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment No. 9 and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Common Units beneficially owned by the Reporting Persons were acquired in private placements and are restricted securities. Certain transfer restrictions and voting rights of the Reporting Persons are set forth in the Partnership Agreement, which is incorporated herein by reference.

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On February 24, 2009, the Reporting Persons and the General Partner entered into a Contribution Agreement with the Partnership, pursuant to which the Partnership agreed to issue the Class D Units to the Reporting Persons and the General Partner as consideration for the interests in East Texas, as described in the Partnership’s Current Report on Form 8-K filed on February 26, 2009, which is incorporated herein by reference to Exhibit 10.5. The Class D Units were issued to Holdings and the General Partner on April 1, 2009 pursuant to the Second Amendment, and converted into Common Units on a one-to-one basis on August 17, 2009, as described in the Partnership’s Current Report on Form 8-K filed on April 7, 2009, which is incorporated herein by reference to Exhibit 10.6.

On November 4, 2011, the Reporting Persons and the General Partner entered into a Contribution Agreement with the Partnership, which is incorporated herein by reference to Exhibit 10.7, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons and the General Partner as consideration for the remaining 49.9% interest in East Texas.

On February 27, 2012, the Reporting Persons entered into a Contribution Agreement, as amended, with the Partnership, which is incorporated herein by reference to Exhibit 10.8, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons as consideration for the remaining 66.67% interest in Southeast Texas.

On June 25, 2012, the Reporting Persons entered into a Contribution Agreement with the Partnership, which is incorporated herein by reference to Exhibit 10.9, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons as consideration for all membership interests in the Mont Belvieu Fracs.

On November 2, 2012, the Reporting Persons and the General Partner entered into a Contribution Agreement with the Partnership, which is incorporated herein by reference to Exhibit 10.10, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons and the General Partner as consideration for a 33.33% interest in the Eagle Ford Joint Venture.

On February 27, 2013, the Reporting Persons entered into a Contribution Agreement, as amended, with the Partnership, which is incorporated herein by reference to Exhibit 10.11, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons as consideration for an additional 46.67% interest in the Eagle Ford Joint Venture.

On February 25, 2014, the Reporting Persons and the General Partner entered into a Contribution Agreement, as amended, with the Partnership, which is incorporated herein by reference to Exhibit 10.12, pursuant to which the Partnership agreed to issue Common Units and cash to the Reporting Persons and the General Partner as consideration for (i) a 33.33% membership interest in each of two separate NGL pipeline entities, Southern Hills and Sand Hills, and (ii) the remaining 20% interest in the Eagle Ford Joint Venture.

On January 1, 2017, Midstream entered into the Contribution Agreement with the Partnership and the Operating Partnership, which is incorporated herein by reference to Exhibit 10.13, pursuant to which the Partnership issued the Unit Consideration as consideration for Midstream contributing its ownership interests in all of its subsidiaries owning operating assets and $424 million in cash to the Operating Partnership.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
Exhibit 3.1
Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP, dated November 1, 2006, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on November 7, 2006 (File No. 001-32678).

Exhibit 3.2
Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 14, 2008 (File No. 001-32678).

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Exhibit Number	Description
Exhibit 3.3
Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 1, 2009, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 7, 2009 (File No. 001-32678).

Exhibit 10.1	Registration Statement on Form S-1 of DCP Midstream Partners, LP, dated November 23, 2005, incorporated herein by reference (File No. 333-128378).
Exhibit 10.2
Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on October 13, 2006 (File No. 001-32678).

Exhibit 10.3
Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on May 25, 2007 (File No. 001-32678).

Exhibit 10.4
Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to DCP Midstream Partners, LP’s Form 10-K filed with the Commission on March 5, 2009 (File No. 001-32678).

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 26, 2009, incorporated herein by reference (File No. 001-32678).
Exhibit 10.6	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on April 7, 2009, incorporated herein by reference (File No. 001-32678).
Exhibit 10.7
Contribution Agreement, dated November 4, 2011, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.7 to DCP Midstream, LLC and DCP LP Holdings, LLC’s Amendment No. 3 to Schedule 13D filed with the Commission on January 13, 2012 (File No. 005-81287).

Exhibit 10.8
Contribution Agreement, dated February 27, 2012, as amended on March 30, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to each of the exhibits listed as Exhibit 2.1 to DCP Midstream Partners, LP’s Current Reports on Form 8-K filed with the Commission on each of March 1, 2012 and April 5, 2012, respectively (File No. 001-32678).

Exhibit 10.9
Contribution Agreement, dated June 25, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on June 29, 2012 (File No. 001-32678).

Exhibit 10.10
Contribution Agreement, dated November 2, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on November 7, 2012 (File No. 001-32678).

Exhibit 10.11
Contribution Agreement, dated February 27, 2013, as amended on March 28, 2013, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to each of the exhibits listed as Exhibit 2.1 to DCP Midstream Partners, LP’s Current Reports on Form 8-K filed with the Commission on each of February 27, 2013 and April 3, 2013, respectively (File No. 001-32678).

Exhibit 10.12
Contribution Agreement, dated February 25, 2014, as amended on February 27, 2014 and March 28, 2014, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to each of the exhibits listed as Exhibit 2.1 to DCP Midstream Partners, LP’s Current Reports on Form 8-K filed with the Commission on each of February 26, 2014, February 28 and April 2, 2014, respectively (File No. 001-32678).

Exhibit 10.13
Contribution Agreement, dated December 30, 2016, by and among DCP Midstream, LLC, DCP Midstream Partners, LP and DCP Midstream Operating, LP, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on January 6, 2017 (File No. 001-32678).

Exhibit 99.1
Joint Filing Agreement, dated February 28, 2008, between DCP Midstream, LLC and DCP LP Holdings, LLC, previously filed as Exhibit 99.1 to DCP Midstream, LLC and DCP LP Holdings, LLC’s Schedule 13D filed with the Commission on February 28, 2008 (File No. 005-81287).

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Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2017	DCP MIDSTREAM, LLC

By: /s/ Brent L. Backes
Name: Brent L. Backes
Title: Group Vice President, General Counsel and Corporate Secretary

DCP LP HOLDINGS, LLC

By: /s/ Brent L. Backes
Name: Brent L. Backes
Title: Group Vice President, General Counsel and Corporate Secretary

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Exhibit Index

Exhibit Number	Description
Exhibit 3.1
Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP, dated November 1, 2006, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on November 7, 2006 (File No. 001-32678).

Exhibit 3.2
Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 14, 2008 (File No. 001-32678).

Exhibit 3.3
Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 1, 2009, incorporated herein by reference to Exhibit 3.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on April 7, 2009 (File No. 001-32678).

Exhibit 10.1	Registration Statement on Form S-1 of DCP Midstream Partners, LP, dated November 23, 2005, incorporated herein by reference (File No. 333-128378).
Exhibit 10.2
Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on October 13, 2006 (File No. 001-32678).

Exhibit 10.3
Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on May 25, 2007 (File No. 001-32678).

Exhibit 10.4
Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to DCP Midstream Partners, LP’s Form 10-K filed with the Commission on March 5, 2009 (File No. 001-32678).

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 26, 2009, incorporated herein by reference (File No. 001-32678).
Exhibit 10.6	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on April 7, 2009, incorporated herein by reference (File No. 001-32678).
Exhibit 10.7
Contribution Agreement, dated November 4, 2011, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.7 to DCP Midstream, LLC and DCP LP Holdings, LLC’s Amendment No. 3 to Schedule 13D filed with the Commission on January 13, 2012 (File No. 005-81287).

Exhibit 10.8
Contribution Agreement, dated February 27, 2012, as amended on March 30, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to each of the exhibits listed as Exhibit 2.1 to DCP Midstream Partners, LP’s Current Reports on Form 8-K filed with the Commission on each of March 1, 2012 and April 5, 2012, respectively (File No. 001-32678).

Exhibit 10.9
Contribution Agreement, dated June 25, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on June 29, 2012 (File No. 001-32678).

Exhibit 10.10
Contribution Agreement, dated November 2, 2012, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on November 7, 2012 (File No. 001-32678).

Exhibit 10.11
Contribution Agreement, dated February 27, 2013, as amended on March 28, 2013, among DCP Midstream Partners, LP, DCP LP Holdings, LLC and DCP Midstream, LLC, incorporated herein by reference to each of the exhibits listed as Exhibit 2.1 to DCP Midstream Partners, LP’s Current Reports on Form 8-K filed with the Commission on each of February 27, 2013 and April 3, 2013, respectively (File No. 001-32678).

Exhibit 10.12
Contribution Agreement, dated February 25, 2014, as amended on February 27, 2014 and March 28, 2014, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to each of the exhibits listed as Exhibit 2.1 to DCP Midstream Partners, LP’s Current Reports on Form 8-K filed with the Commission on each of February 26, 2014, February 28 and April 2, 2014, respectively (File No. 001-32678).

Exhibit 10.13
Contribution Agreement, dated December 30, 2016, by and among DCP Midstream, LLC, DCP Midstream Partners, LP and DCP Midstream Operating, LP, incorporated herein by reference to Exhibit 2.1 to DCP Midstream Partners, LP’s Form 8-K filed with the Commission on January 6, 2017 (File No. 001-32678).

Exhibit 99.1
Joint Filing Agreement, dated February 28, 2008, between DCP Midstream, LLC and DCP LP Holdings, LLC, previously filed as Exhibit 99.1 to DCP Midstream, LLC and DCP LP Holdings, LLC’s Schedule 13D filed with the Commission on February 28, 2008 (File No. 005-81287).